Exhibit 11

Earnings Per Share

Earnings per Share are calculated as follows:

	For the years ended
	December 31,
(Dollars in thousands except shares and per share data)	2014	2013

Numerator for both basic and diluted earnings per share:
Net Income	$2,079	$4,020
Less: Dividends on preferred stock	332	85
Net income available to common shareholders	$1,747	$3,935
Denominator:

Total average shares outstanding	7,905,468	6,657,093
Effect of dilutive stock options	196,649	281,935

Total diluted average shares outstanding	8,102,117	6,939,028

Earnings Per Share - Basic	$0.22	$0.59
Earnings Per Share - Diluted	$0.22	$0.57